Exhibit (a)(1)(i)

SIGMATRON INTERNATIONAL, INC.

Offer To Purchase For Cash Certain Stock Options Granted Under

SigmaTron International, Inc. Stock Option Plans (“Offer to Purchase”)

October 1, 2013

The Offer and the Associated Withdrawal Rights Expire on

October 29, 2013 At 11:59 P.M., Eastern Time,

Unless The Offer Is Extended

SigmaTron International, Inc. (“SGMA,” the “Company,” “we” or “us”) is offering to purchase any and all Eligible Options (as defined below) from our Eligible Holders (as defined below) upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). The stock options subject to this Offer are those options to purchase SGMA common stock which have not expired or terminated prior to the Expiration Time (as defined below) having the grant dates and exercise prices set forth on Schedule A to this Offer (the “Eligible Options”). Eligible Options, all of which are fully vested, were granted under the following stock option plans of SigmaTron International, Inc.: 1993 Stock Option Plan (“1993 Employee Stock Option Plan”), 2004 Employee Stock Option Plan, 2000 Directors’ Stock Option Plan and 2004 Directors’ Stock Option Plan (the “Eligible Plans”).

As an Eligible Holder, you may choose to tender some, all, or none of your Eligible Options. However, if you choose to tender an Eligible Option from a particular grant, you must tender all Eligible Options from that grant in full.

“Eligible Holders” are: (a) those current or former employees, including all officers, who hold Eligible Options as of the Expiration Time; and (b) all current or former directors of the Company who hold Eligible Options as of the Expiration Time. “Expiration Time” means 11:59 p.m., Eastern Time, on October 29, 2013 or, if we extend the period of time during which the Offer remains open, then the time and date on which the Offer, as last extended, expires.

We are offering to pay a cash amount ranging from $0.18 to $1.35 per Eligible Option, as specifically set forth on Schedule A of this Offer (such payment shall be referred as the “Cash Payment”).

Each Eligible Holder will receive the Cash Payment (subject to tax and other withholding for employees) for each properly tendered Eligible Option promptly following the Expiration Time (the “Payment Date”). No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.

We are making this Offer subject to the terms and conditions stated in this Offer to Purchase. This Offer is not subject to any financing condition or contingency, and there are no conditions except as set forth in Section III.9 under the caption, “Conditions to Completion of the Offer.” You are not required to tender your Eligible Options. Tendering your Eligible Options means presenting them to us for purchase under the terms of this Offer. If you choose not to tender your Eligible Options, you will keep such Eligible Options in accordance with the terms and conditions under which they were granted.

IMPORTANT

If you would like to accept this Offer, you must properly complete and sign the Letter of Transmittal in accordance with the terms set forth in the offering materials and deliver it to us by email to gary.fairhead@sigmatronintl.com, by mail or personal delivery to SigmaTron International, Inc. at the following address (our “Corporate Headquarters”):

2201 Landmeier Road

Elk Grove Village, IL 60007

Attention: Linda K. Frauendorfer

We must receive your Letter of Transmittal, which includes your election to participate, by the Expiration Time. If we do not receive your election by the Expiration Time, you will be deemed to have rejected this Offer.

All questions about this Offer, or the Eligible Plans under which the Eligible Options were granted, and all requests for assistance or for additional copies of any offering materials, should be directed to us by email to linda.frauendorfer@sigmatronintl.com or via mail or courier to us at the address for our Corporate Headquarters provided above.

ALTHOUGH THE BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER OUR MANAGEMENT NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER AND TENDER YOUR ELIGIBLE OPTIONS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS.

PARTICIPATING (OR NOT PARTICIPATING) IN THIS OFFER INVOLVES CERTAIN RISKS WHICH ARE FURTHER DESCRIBED IN SECTION II. YOU SHOULD CAREFULLY REVIEW THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE DECIDING WHETHER TO ELECT TO TENDER YOUR ELIGIBLE OPTIONS. WE RECOMMEND THAT YOU CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND TAX ADVISORS TO DETERMINE THE CONSEQUENCES OF ELECTING OR DECLINING TO PARTICIPATE IN THE OFFER.

NOTHING IN THIS DOCUMENT SHALL BE CONSTRUED TO GIVE ANY PERSON THE RIGHT TO REMAIN IN THE EMPLOY OF SGMA OR TO AFFECT OUR RIGHT TO TERMINATE THE EMPLOYMENT OF ANY PERSON AT ANY TIME WITH OR WITHOUT CAUSE TO THE EXTENT PERMITTED UNDER LAW. NOTHING IN THIS DOCUMENT SHOULD BE CONSIDERED A CONTRACT OR GUARANTEE OF WAGES OR COMPENSATION.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “SGMA.” On September 30, 2013, the last trading day immediately prior to the date of this Offer to Purchase, the closing sale price of a share of our common stock as reported on the NASDAQ Capital Market was $5.36 per share. You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.

Under all of the Company’s stock option plans, a total of 540,190 options to purchase up to 540,190 shares of our common stock were issued and outstanding as of October 1, 2013, of which there are 395,190 Eligible Options to purchase up to 395,190 shares of our common stock. This Offer is not conditioned upon a minimum number of Eligible Options being tendered.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender your Eligible Options in this Offer. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer to Purchase and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2013.

Neither the SEC, nor any state securities commission, has approved or disapproved this Offer, nor passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

If the making of this Offer is not in compliance with the laws of any jurisdiction, we will make a good faith effort to revise the Offer to comply with any such laws. If, after such good faith effort, we cannot comply with any such laws, the Offer will not be made to, nor will elections be accepted from or on behalf of, the Eligible Holders residing in any such jurisdiction.

I. SUMMARY OF TERMS

Questions and Answers about the Offer

The summary below provides answers to some questions you may have about this Offer. The complete description of the Offer is set forth in Section III. Because this summary does not contain all of the information you should consider in deciding whether to accept the Offer, you should carefully read the remainder of this Offer to Purchase (including the Exhibits to the Schedule TO filed on October 1, 2013, and the schedules attached to this Offer) (available at www.sec.gov or by request to SigmaTron International, Inc. via email to linda.frauendorfer@sigmatronintl.com, or via mail or courier to us at our Corporate Headquarters, Attention Linda K. Frauendorfer), as well as the information to which we refer you. The Offer is made subject to the terms and conditions of these documents, as they may be amended. You should also review and consider the risks detailed in Section II, captioned “Risk Factors Associated with the Offer.”

This summary is presented in question-and-answer format grouped into the following categories:

•	How the Offer Works

•	Duration of the Offer

•	How to Elect to Tender Your Eligible Options

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

In these offering materials relating to this Offer to Purchase, references to “Company,” “SGMA,” “we,” “us” and “our” mean SigmaTron International, Inc. (including its subsidiaries unless the context clearly requires otherwise).

How the Offer Works

Ql. What is the Offer?

Beginning on October 1, 2013, and ending at 11:59 p.m., Eastern Time, on October 29, 2013, or such later time and date if we extend the Offer (the “Expiration Time”), Eligible Holders (described in Question 2 below) may tender their Eligible Options for a cash payment ranging from $0.18 to $1.35 per option (the “Cash Payment”). For more information about the Cash Payment refer to Question 4, Question 5, and Schedule A attached hereto.

Participation in this Offer is voluntary. If you elect to participate in the Offer, do not withdraw your election prior to the Effective Time, and the Company accepts your tendered Eligible Options, you will be entitled to be paid the Cash Payment (subject to tax and other withholding) promptly following the Expiration Time.

“Eligible Options” are options to purchase SGMA common stock, all of which are fully vested, granted under the Company’s 1993 Employee Stock Option Plan, 2004 Employee Stock Option Plan, 2000 Directors’ Stock Option Plan, and 2004 Directors’ Stock Option Plan (“Eligible Plans”), that have a per share option exercise price of $9.17 or higher and have not expired, terminated or been forfeited prior to the Expiration Time.

Q2. Who may participate in this Offer?

All Eligible Holders may participate in this Offer. “Eligible Holders” are: (a) those current or former employees, including all officers, who hold Eligible Options as of the Expiration Time; and (b) all current or former directors of the Company who hold Eligible Options as of the Expiration Time. Thus, your status as a current or former employee or director of the Company as of the Expiration Time will have no effect on whether you qualify as an Eligible Holder.

Q3. Which options may be tendered in the Offer, and do I have to tender all my options?

Any Eligible Option may be tendered in the Offer. You do not have to tender all your Eligible Options to participate. You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender an Eligible Option from a particular grant date, you must tender all Eligible Options from that grant, in full.

For example, if you were granted 100 Eligible Options on December 14, 2006 (“2006 Grant”) and 200 Eligible Options on September 21, 2007 (“2007 Grant”), you may tender the entire 2006 Grant for 100 Eligible Options, the entire 2007 Grant for 200 Eligible Options, or both, but you may not tender only part of either grant.

Q4. What is the Cash Payment?

The Company will purchase tendered Eligible Options which are accepted by the Company for a lump sum cash payment. The Cash Payment varies depending on several factors, including the grant date and exercise prices of the option. In general, the Cash Payment ranges from $0.18 to $1.35 per Eligible Option. See Schedule A for the Cash Payment applicable for each Eligible Option and Question 5 below for more information about the determination of the Cash Payment. See Section III.6 for more information about acceptance of tendered Eligible Options. Your Cash Payment may subject to tax and other withholding. For additional information regarding withholding, see Question 22 and Section III.8.

Q5. How was the amount of my Cash Payment determined?

The amount of the Cash Payment was determined by valuing the Eligible Options using an established valuation method for stock options called the “Black-Scholes” option pricing model. The Black-Scholes model helps establish the fair market value of each Eligible Option. The calculation takes into consideration numerous factors, including the recent market price of the Company’s common stock, an assumed stock price volatility ratio, and the Eligible Option’s exercise price.

The Cash Payment for each Eligible Option varies due to many factors, including, among others, the different exercise prices which were based on the respective grant dates and the remaining expected terms of the Eligible Options. In general, the lower the exercise price and the longer the term, the higher the associated Cash Payment. The Cash Payment offered for each type of Eligible Option is listed on Schedule A attached to this Offer to Purchase. On or about October 1, 2013, we will also send each Eligible Holder a personalized Letter of Transmittal that contains a list of that particular holder’s Eligible Options.

You must make your own determination of the value to you of your Eligible Options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors. In the event you tender all of your Eligible Options, your aggregate Cash Payment is calculated by adding all values derived from multiplying the number of Eligible Options that you hold by the “per share cash payment” of that option listed on Schedule A. The total Cash Payment will be rounded to the nearest dollar. Our determination as to the amount of your Cash Payment is final.

For a more detailed explanation of the Black-Scholes option pricing model and other additional information regarding our determination of your Cash Payment, see Section III.2.

Q6. When will I receive my Cash Payment?

Assuming the Company accepts your tendered Eligible Options and provided all of the conditions described in Section III.9 are met, you will be entitled to the Cash Payment payable in a single lump sum. The Cash Payment (subject to tax and other withholding, when applicable) will be paid promptly following the Expiration Time. No interest will accrue or be paid on any portion of the Cash Payment, regardless of when paid.

Q7. Can I forfeit any portion of my Cash Payment after it is paid to me?

No. The Cash Payment will not be subject to forfeiture if you elect to tender your Eligible Options in connection with this Offer, do not rescind that election prior to the Expiration Time, and the Company accepts your tendered Eligible Options and all of the conditions described in Section III.9 are met at the Expiration Time.

Q8. Why are you conducting this Offer?

A cornerstone of our success has been the motivation of our employees and directors through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and directors and to strengthen the alignment of interests between our employees and directors and our shareholders. However, our stock price has declined since the Eligible Options were granted (see Section III.10 for more information about the historical sales prices for the Company’s stock). Therefore, all of the Eligible Options are currently “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11).

We wish to provide you the opportunity to benefit from your contributions to the Company despite the decline in the stock’s price. Accordingly, we are providing you the opportunity to obtain a more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit associated with retaining your Eligible Options. Whether to participate in the Offer is your decision, and you are free to reject the Offer and retain your Eligible Options if you so choose.

The shares underlying the Eligible Options that were awarded under the Eligible Plans and that we purchase in the Offer will be returned to the pool of shares available for future grant under the Company’s stock option plans.

Q9. Will Eligible Holders receive additional equity grants in the future?

In the past few years, we have made periodic grants of stock options to selected employees, officers and directors and expect to continue to do so in the future. However, we have not authorized any specific additional grants.

Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants to you, if any, will not be conditioned on your participation in this Offer.

Q10. Is it likely that an Offer similar to this one will be made in the future?

No. The Company is making this Offer, in part, as a result of the current market price for SGMA common stock compared to the exercise prices of the Eligible Options. Accordingly, while SGMA, its Board of Directors and management evaluate our compensation programs periodically, the Company has no current intention to make any similar offer in the future.

Q11. Why should I consider participating in the Offer?

Currently, you hold Eligible Options that provide you the right to purchase shares of our common stock at a specified exercise price, regardless of the actual market price at the time of your purchase. The specified exercise price for your Eligible Options was determined by the market price on the date that option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified exercise price of any option.

When the market price is greater than the exercise price (otherwise known as an “in the money” option), you receive value from exercising the option because you are able to buy the stock at less than the current market price and sell the resulting share for the higher price. When the exercise price is equal to or less than the purchase price (otherwise known as an “out of the money” option), stock options are generally not exercised, since you would be able to purchase the same number of shares in the open market at the same or lower price.

If you tender your Eligible Options under this Offer and all other applicable conditions are met, you will receive your total Cash Payment promptly after the Expiration Time. This Cash Payment may or may not be more valuable to you than continuing to hold your Eligible Options. This determination depends on a number of factors such as the market price of SGMA common stock and the timing of the decision.

To illustrate this, consider the following hypothetical:

Assume that you hold 1 Eligible Option to purchase 1 share of SGMA common stock with an exercise price of $10.12 at a time when the Company’s common stock is trading at $5.35 per share and the Company is offering a Cash Payment of $1.15 for that Eligible Option. If you participate in this Offer, your Cash Payment would be $1.15. On the other hand, your option currently has no realizable value to you because it is out of the money (i.e., the Eligible Option’s exercise price of $10.12 is greater than the Company’s common stock trading price of $5.35).

Further, if your options expire when they are out of the money, then you will receive no value for those options. Accordingly, there are risks associated with keeping your Eligible Options and deciding not to participate in this Offer.

On the other hand, participating in this Offer and tendering your Eligible Offer also involves a number of risks. For example, the market price of our common stock could increase in the future. If the market price of our common stock rises above the exercise price of your Eligible Options, your tendered Eligible Options might be worth more than the Cash Payment you would receive under this Offer.

In evaluating this Offer, you should keep in mind that the future market price of our common stock and the value of your options will depend upon, among other factors: the performance of our business, including our anticipated performance in future periods; the performance of the overall stock market and of companies in our business sector; and the overall economic environment.

For more information about risks associated with this Offer, see Section II. We also recommend that you read the discussion about our business and associated risks contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of our Annual Report on Form 10-K for the fiscal year ended April 30, 2013 filed with the SEC on July 26, 2013, and available at www.sec.gov.

Q12. Are all Eligible Holders subject to the same conditions for participation in this Offer?

Yes, all Eligible Holders are subject to the same deadline, conditions, and requirements to tender Eligible Options reflected in this Offer.

Q13. If I choose to tender my Eligible Options, what will happen to them?

Effective as of the Expiration Time (assuming all the conditions described in Section III.9 are met), we will cancel all of the Eligible Options you tendered. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.4, III.6 and III.12.) The Eligible Options that we purchase under this Offer will be returned to the option pool of the applicable Eligible Plan and will be available for future grants under the applicable plan.

Q14. Are there any conditions under which SGMA would terminate or amend the Offer?

Yes. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase, if, on or before the Expiration Time, we determine that any one or more specified events has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer. These events are specified in Section III.9 of this Offer to Purchase.

Q15. Is SGMA making any other offers to acquire securities of the Company from employees at this time?

No. For further information, see Questions 9 and 10 above.

Duration of the Offer

Q16. How long will this Offer remain open?

This Offer begins on October 1, 2013, and is scheduled to remain open until 11:59 p.m., Eastern Time, on October 29, 2013 (or, a later date that we will specify if we extend the Offer period). We currently have no plans to extend the Offer beyond October 29, 2013.

All Eligible Holders are subject to the same deadline to tender Eligible Options reflected in this Offer to Purchase.

Q17. If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?

If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of the Expiration Time,11:59 p.m., Eastern Time, on the date the Offer expires. The Cash Payment will be made promptly following such expiration.

How to Elect to Tender Your Eligible Options

Q18. What do I need to do to participate in the Offer?

To participate, you must fully complete and sign the Letter of Transmittal and deliver it to us by email to gary.fairhead@sigmatronintl.com, by surface mail or personal delivery to us at our Corporate Headquarters, Attention: Linda K. Frauendorfer. We must receive your Letter of Transmittal by the Expiration Time, or it will not be given effect. (For more information, see Sections III.4 and III.7.)

Q19. What will happen if I do not turn in a fully completed and executed Letter of Transmittal by the deadline?

If you do not return your fully completed and executed Letter of Transmittal by the deadline, you cannot participate in the Offer, and all Eligible Options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4).

Q20. What if I do not want to accept this Offer?

You do not have to accept this Offer. This Offer is completely voluntary and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. If you do not wish to participate in this Offer, you do not need to do anything or otherwise contact us.

Q21. Can I change my election?

Yes. You may withdraw your election to participate in this Offer by delivering to us (by email or at the address referenced in Question 18) an Election Withdrawal Notice at any time before the Expiration Time. Once you have withdrawn your election, you may re-elect to participate in this Offer only by repeating the election procedure described in Question 18. (For more information, see Sections III.4, III.5 and III.7.) You will not be able to change your election after the Expiration Time.

U.S. Federal Income Tax Considerations

Q22. What are the U.S. federal income and withholding tax consequences of the Cash Payment?

If you are a current U.S. employee, the Cash Payment will be treated as regular cash compensation. Thus, you will recognize ordinary income which will be reflected in the Form W-2 reported to the Internal Revenue Service for you for 2013. When your Cash Payment is made, SGMA will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. If you are a former employee or a current or former director, the ordinary income resulting from your Cash Payment will be reflected in the Form 1099 reported to the Internal Revenue Service for you for 2013. (For more information, see Section III.8.)

Q23. Are there any other tax consequences to which I may be subject?

Depending on where you live, there may be additional foreign, state or local taxes imposed on you arising from your tender of Eligible Options. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

How to Get More Information

Q24. What should I do if I have additional questions about this Offer?

If you have any other questions about this Offer you may direct them to us by email to linda.frauendorfer@sigmatronintl.com, by surface mail or personal delivery to us at our Corporate Headquarters, Attention: Linda K. Frauendorfer, Chief Financial Officer.

II. RISKS ASSOCIATED WITH THE OFFER

Participating in the Offer involves a number of risks. Conversely, there are risks associated with keeping your Eligible Options and deciding not to tender them in the Offer. We describe some of these risks below. In addition, information concerning risk factors is included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2013, which is incorporated by reference into this Offer to Purchase. Copies of these documents may be obtained as described in Section III.18. You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer.

The amount of the Cash Payment to be paid for your Eligible Options in the Offer may be more or less than the net proceeds you would ultimately realize if you kept those Eligible Options and exercised them sometime in the future.

The Cash Payment that you will receive if you tender your Eligible Options in the Offer may or may not be more valuable to you than continuing to hold your Eligible Options. Whether you would realize greater value by retaining your Eligible Options and exercising them in the future, as compared to tendering them in the Offer and receiving a Cash Payment, will primarily depend on the future market price of our common stock. If the market price of our common stock rises above the exercise price of your Eligible Options before the date those options expire, terminate or are forfeited, your Eligible Options might be worth more than the Cash Payment you could receive by participating in the Offer. On the other hand, if our stock price does not increase before the date your Eligible Options expire, terminate or are forfeited, tendering your Eligible Options in the Offer could result in a greater benefit than choosing not to participate in this Offer and retaining your options.

There can be no assurances concerning the future market price of our common stock which depends upon a number of factors, including, but not limited to, the performance of our own business, the performance of the overall stock market and companies in our business sector and the overall economic environment.

The different taxation treatment of the Cash Payment compared to your retention and later exercise of your Eligible Options (and subsequent sale of shares acquired), as briefly described in Section III.8 of this Offer to Purchase, should also be considered. You are advised to consult your personal tax advisor concerning the tax consequences of participating in the Offer.

The amount of the Cash Payment to be paid in the Offer may not accurately reflect the value of your Eligible Options at the time of the Cash Payment.

In calculating the amount to be paid for your Eligible Options in the Offer, SGMA used, among other things, a widely-used model for ascertaining the options’ value called the “Black-Scholes” option pricing model. The Black-Scholes calculation is based in part on an assumed value of our common stock of $5.35 per share. (See Section III.2.) An option’s Black-Scholes value changes over time to reflect changes in the underlying factors, including the market price of our common stock. During the 60 days prior to the date of this Offer, the sales prices of our common stock as reported by the NASDAQ Capital Market have ranged from $4.18 per share to $6.00 per share. (See Section III.10 for more information about the historical market prices of our common stock.) As a result of volatility in the market price for our common stock, the Cash Payment you will receive promptly following the Expiration Time for Eligible Options you tender in the Offer may be less than the Black-Scholes value of those options at that time.

III. THE OFFER

The following information provides important additional details regarding the Offer.

1. General; Eligibility; Offer Expiration Time

We are making an offer to purchase Eligible Options held by Eligible Holders in exchange for a cash payment. We are making this Offer upon the terms and subject to the conditions described in this document.

Eligible Holders. Only Eligible Holders may participate in this Offer. “Eligible Holders” are: (a) those current or former employees, including all officers, who hold Eligible Options as of the Expiration Time; and (b) all current or former directors of the Company who hold Eligible Options as of the Expiration Time. Thus, your status as a current or former director of the Company as of the Expiration Time will have no effect on whether you qualify as an Eligible Holder.

Eligible Options. We are offering to purchase only Eligible Options. “Eligible Options” are those options to purchase SGMA common stock granted under the Company’s Eligible Plans that have not expired, terminated or been forfeited prior to the Expiration Time and have a per share option exercise price of $9.17 or higher. Eligible Options are detailed on Schedule A attached to this Offer.

All Eligible Options are fully vested and classified as nonqualified stock options. A stock option that expires, terminates or is forfeited before the Expiration Time (whether due to termination of employment or otherwise) will not be an “Eligible Option.” Only stock options that have not expired, terminated or been forfeited, and that remain outstanding on the date the Offer expires, will be considered “Eligible Options.”

We have the sole authority to determine which stock option grants constitute Eligible Options for purposes of the Offer. Our determination of an option’s eligibility for purchase under the Offer is final and binding on all parties.

Tenders of options that do not qualify as Eligible Options will not be accepted.

As of October 1, 2013, a total of 540,190 options to purchase 540,190 shares of our common stock were issued and outstanding of which 395,190 are Eligible Options. This Offer is not conditioned upon a minimum number of Eligible Options being tendered.

The number of your Eligible Options will be set forth in a personalized Letter of Transmission that will be sent to you on or about October 1, 2013.

Offer Expiration Time. The Offer begins on October 1, 2013 and is scheduled to remain open until 11:59 p.m., Eastern Time, on October 29, 2013 (or such later date and time we will specify if we extend the Offer period). We currently have no plans to extend the Offer period beyond October 29, 2013. Subject to the requirements of applicable law and the terms and conditions described in this Offer to Purchase, we reserve the right to extend, terminate, or modify the Offer in our discretion. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer.

We will publish a notice if we decide to:

•	increase or decrease the Cash Payment for your Eligible Options;

•	change the number or nature of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published. A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 A.M. (midnight) Eastern Time.

Without limiting the manner in which we may choose to make any public announcement, we currently intend to make any announcement regarding the Offer by email and by making any appropriate filings with the SEC.

No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or other equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of our Board of Directors and will not be conditional on whether you participate in the Offer. In general, we have historically granted equity compensation to selected employees, officers and directors, and we expect to continue to do so in the future.

2. Cash Payment for Eligible Options

Amount of Cash Payment. We are offering a Cash Payment for each Eligible Option with a grant date and exercise price set forth on Schedule A. The Cash Payment offered for each Eligible Option is set forth in the “Per Share Cash Payment” column on Schedule A. The aggregate Cash Payment payable to participants of this Offer will be rounded to the nearest dollar.

For example, if an Eligible Holder was granted 1000 Eligible Options to purchase 1000 shares of SGMA common stock at an exercise price of $10.12 per share on December 14, 2006, and the Cash Payment offered, as set forth on Schedule A, is $1.15 per share, the aggregate Cash Payment for those 1000 Eligible Options would be $1,150.00.

To determine your aggregate Cash Payment in the event you tender all of your Eligible Options, first multiply the number of your Eligible Options by the “Per Share Cash Payment” figure of that option listed on Schedule A. Your aggregate Cash Payment will equal the sum of all the amounts calculated for each type of Eligible Option. Our determination as to the amount of your Cash Payment is final and binding on all parties.

On or about October 1, 2013, we will send each Eligible Holder a personalized Letter of Transmittal listing such holder’s Eligible Options and the Cash Payment being offered for each of the Eligible Options held.

The Cash Payment will be paid promptly following the Expiration Time. Current and former employees and directors of the Company are eligible to participate in this Offer irrespective of whether they serve as such as of the Expiration Time.

Valuation. We determined the amount to be paid for Eligible Options by using a stock option valuation method called the “Black-Scholes” option pricing model. The Black-Scholes model helps establish the fair market value of each Eligible Option. The Black-Scholes model is an established and commonly used method for valuing stock options and uses the following factors: stock price, the exercise price of the option, the risk-free interest rate, the estimated volatility of the market prices of the relevant stock, the expected dividend yield of the stock, and the expected life of the option. Some of these factors are objectively determinable, while others, such as volatility and remaining expected option life, require some judgment. For purposes of this calculation, we used the following measures:

•	Stock price: $5.35 per share;

•	Exercise price: the actual exercise or grant price of the option being valued;

•	Risk-free interest rate: 0.11% to 1.095%;

•	Volatility: 54.7% to 58.5%;

•	Dividend yield: 0%; and

•	Expected life of option: The remaining option life in years.

3. Purpose

A cornerstone of our success has been the motivation of our employees and directors through appropriate levels of cash and equity compensation. We granted the Eligible Options to attract and motivate our employees and directors and to strengthen the alignment of interests between our employees and directors, and our shareholders. However, our stock price has declined since the time these stock option grants were made. (See Section III.10 for more information about the historical sales prices for the Company’s stock). Therefore, as of the commencement date of this Offer, all of the Eligible Options are “out of the money”. (For more information about “in the money” and “out of the money” options, see Question 11 in Section I above).

We wish to provide you the opportunity to benefit from your contributions to the Company at this time, despite the decline in the stock’s market price. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your Eligible Options. The Eligible Options that we purchase under this Offer will be returned to the option pool of the applicable Eligible Plan and will be available for future grants under the applicable plan.

Additionally, completing this Offer in 2013 will result in lower stock-based compensation expense for the periods following the completion of this Offer and therefore benefit the Company and its stockholders.

Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

We have traditionally made periodic grants of equity awards to selected employees, officers and directors, and we expect to continue to do so in the future. However, we have not authorized any specific additional grants under our stock option plans or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants to you, if any, will not be conditional on whether you participate in the Offer.

4. Procedures for Tendering Eligible Options

You may tender your Eligible Options only as described in this Section III.4. Tender by any other means will not be effective.

Electing to Participate and Tender Options. To participate in the Offer, you must tender Eligible Options before the Expiration Time. To tender your Eligible Options, you must properly and fully complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to us either:

•	by email to gary.fairhead@sigmatronintl.com; or

•	by surface mail or personal delivery to SigmaTron International, Inc., 2201 Landmeier Road, Elk Grove Village, IL 60007, Attention: Linda K. Frauendorfer.

Your election must be received by us no later than the Expiration Time (11:59 p.m., Eastern Time, on October 29, 2013, or if we extend the Offer period, a later time and date that we will specify). If we do not receive your fully completed and executed Letter of Transmittal by the Expiration Time, you will be deemed to have rejected this Offer and your attempt thereafter to tender Eligible Options will not be given effect.

You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender an Eligible Option from a particular grant, you must tender all Eligible Options from that grant in full. For example, if you were granted 100 Eligible Options on December 14, 2006 (“2006 Grant”) and 200 Eligible Options on September 21, 2007 (“2007 Grant”), you may tender the entire 2006 Grant for 100 Eligible Options, the entire 2007 Grant for 200 Eligible Options, or both, but you may not tender only part of either grant.

Electing Not to Participate. Participation in the Offer is voluntary. If you do not want to tender your Eligible Options in the Offer, you do not need to do anything. Any Eligible Options not validly tendered will remain outstanding on the same terms and conditions upon which they were granted.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of Eligible Options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of Eligible Options that we determine were not properly made or that we determine are unlawful to accept. Otherwise, we expect to accept all validly tendered Eligible Options. We may waive any defect or irregularity in any election with respect to any particular Eligible Options or any particular Eligible Holder. No Eligible Options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the Eligible Holder tendering the Eligible Options or waived by us. Neither the Company, nor any other person, is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any Eligible Options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.

Our Acceptance Constitutes an Agreement. Your election to tender your Eligible Options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. By tendering your Eligible Options, you irrevocably release all of your rights with respect to those Eligible Options.

Our acceptance of your Eligible Options will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, those options will automatically be cancelled and rendered null and void as of the Expiration Time.

5. Withdrawal Rights

If you have tendered Eligible Options under this Offer, you may withdraw your election to tender Eligible Options and submitted Letter of Transmittal only by complying with the provisions of this Section III.5.

To withdraw your election to tender Eligible Options, you must fully complete and sign an Election Withdrawal Notice and deliver the notice to us either:

•	by email to gary.fairhead@sigmatronintl.com; or

•	by surface mail or personal delivery to SigmaTron International, Inc., 2201 Landmeier Road, Elk Grove Village, IL 60007, Attention: Linda K. Frauendorfer (as provided in Section III.4. above).

To be given effect, the Company must receive your fully completed and executed Election Withdrawal Notice prior to the Expiration Time. Additionally, you may withdraw any Eligible Options you tendered if after 30 business days after the commencement of the Offer we have not accepted for payment any Eligible Options you tendered.

Once you have properly withdrawn your election to tender Eligible Options, you may not revoke that withdrawal. Rather, if you change your mind and decide you want to re-tender your Eligible Options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the Expiration Time.

We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determination of these matters will be final and binding on all parties. Neither the Company, nor any other person, is obligated to give you notice of any errors in a submitted withdrawal, and no one will be liable for failing to give notice of any errors.

6. Acceptance of and Payment for Eligible Options

Acceptance. If you are an Eligible Holder and validly tender Eligible Options, those options will be cancelled when we accept them for payment and you will no longer have any rights or obligations with respect to those options.

Timing of Acceptance. Subject to our right to extend, terminate and amend the Offer and upon the terms and subject to the conditions of this Offer, we currently expect that we will accept all then properly tendered Eligible Options promptly after the Expiration Time.

Cash Payment. We will pay you the Cash Payment (less any applicable tax and other withholding, if applicable) for each properly tendered Eligible Option that is accepted for payment. The total Cash Payment payable to you will be made promptly following the Expiration Time. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid.

For U.S. employee Eligible Holders, the Cash Payment will be taxable as ordinary income to the Eligible Holder and the amount will be subject to all applicable income and employment tax withholdings. For information about applicable tax withholding requirements and other tax consequences, see Section III.8.

You may not defer the payment of your Cash Payment until a later date.

Termination of Option Agreements. Upon our acceptance of your Eligible Options tendered in this Offer, any outstanding option agreements relating to those tendered Eligible Options will automatically be cancelled and rendered null and void. Further, by tendering your Eligible Options, you irrevocably release all of your rights thereunder.

Any option agreements relating to options that are not tendered in this Offer will remain in effect with respect to those options.

7. Extension of Offer; Termination; Amendment

We may, from time to time and at any time, extend the period during which the Offer is to remain open which will thereby delay acceptance of any Eligible Options tendered. If we extend the length of time during which the Offer is open, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled Expiration Date. Any public announcement relating to the extension will be communicated in a manner reasonably designed to inform, or having the effect of informing, Eligible Holders of the extension, which may include the issuance of a press release.

Before the Expiration Time, we may postpone our decision of whether or not to accept and cancel any Eligible Options in our sole discretion. In order to postpone accepting and canceling such Eligible Options, we must publicly announce the postponement and give written or electronic notice of the postponement to the Eligible Holders. Our right to delay accepting Eligible Options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

Before the Expiration Time, we may terminate the Offer if any of the conditions specified in Section III.9 occurs. In such event, we will provide written or electronic notice of any such termination to all Eligible Holders and any tendered Eligible Options will continue to be held by the tendering Eligible Holder as if no tender had occurred.

As long as we comply with applicable law, we reserve the right, in our sole discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the Cash Payment or by changing the number or nature of options eligible to be purchased in the Offer. Any amendment will be published promptly to Eligible Holders in a manner reasonably designed to inform Eligible Holders of such change. Without limiting the manner in which we may choose to publish any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to Eligible Holders.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish notice if we decide to take any of the following actions:

•	increase or decrease in the cash payment for your Eligible Options;

•	change the number or nature of options eligible to be tendered in the Offer; or

•	increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

8. Material U.S. Federal Income Tax Consequences

Internal Revenue Service regulations generally provide that, for the purpose of avoiding federal tax penalties, a taxpayer may rely only on formal written advice meeting specific requirements. The tax advice in this document does not meet those requirements. Accordingly, you are being advised in accordance with IRS Circular 230 (21 C.F.R. Part 10) that this tax advice is not intended or written to be used, and it cannot be used, for the purpose of avoiding federal tax penalties that may be imposed on you.

The following summarizes the material U.S. federal income tax consequences of the Offer to you. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to legislative changes. In addition, circumstances unique to certain individuals may change the usual income tax results. If you are a citizen or resident of, or otherwise subject to the tax laws of, another country, or change your residence or citizenship during the term of this Offer, this information may not be applicable to you.

WE RECOMMEND THAT YOU CONSULT WITH YOUR PERSONAL TAX ADVISORS TO DETERMINE THE CONSEQUENCE OF ELECTING OR DECLINING TO PARTICIPATE IN THIS OFFER.

If you are a current U.S. employee, the Cash Payment to be paid for Eligible Options tendered in the Offer will be treated as regular cash compensation, which means that you will recognize ordinary income in the year in which the cash is paid to you. This ordinary income recognized will be reflected in the Form W-2 reported to the Internal Revenue Service for you for the year in which the payment is made. The amount of your aggregate Cash Payment in exchange for properly tendered Eligible Options will be reduced by all required income and payroll tax withholdings.

If you are a former employee or a current or former director of SGMA, ordinary income will be reflected in the Form 1099 reported to the Internal Revenue Service for you for the year in which the payment is made.

There may be additional foreign, state or local tax imposed on your tender, the cancellation of your Eligible Options, and/or the Cash Payment, and those consequences may vary based on where you live.

On the other hand, if you choose to keep your Eligible Options (all of which are classified as non-qualified stock options (“NSOs”)) and exercise them, the amount by which the fair market value of the shares on the exercise date exceeds the aggregate exercise price paid for the shares would be taxed as ordinary income and subject to any applicable tax withholding and employment related taxes. The gains or losses on your sale of stock obtained from exercising NSOs would be taxed as either short term or long term capital gains or losses (depending on how long the shares are held), based on the difference between the fair market value of the shares on the date you exercised the NSO and the amount you realize on the sale.

See Questions 22 and 23 in Section I of this Offer for more information.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

9. Conditions to Completion of the Offer

We will not be required to accept any Eligible Options tendered if any of the events described below occurs. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for purchase, if at any time on or after October 1, 2013, and on or before the Expiration Time, we determine that any event described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel Eligible Options tendered for purchase. The events are:

(a)	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer or the acquisition of some or all of the Eligible Options tendered for purchase pursuant to this Offer;

(b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i)	make the acceptance for purchase or the purchase of some or all of the Eligible Options elected for tender illegal or otherwise restrict or prohibit consummation of this Offer; or

(ii)	delay or restrict our ability, or render us unable, to accept for purchase or to purchase eligible options for some or all of the Eligible Options tendered for purchase.

(c) If the making of this Offer is not in compliance with the laws of any jurisdiction, we will make a good faith effort to revise the Offer to comply with any such laws. If, after such good faith effort, we cannot comply with any such laws, the Offer will not be made to, nor will elections be accepted from or on behalf of, the Eligible Holders residing in any such jurisdiction.

These conditions are for our benefit. We may assert them at our sole discretion regardless of the circumstances giving rise to them before the Expiration Date. We may waive them, in whole or in part, at any time and from time to time before the Expiration Date, in our sole discretion, and whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, we will issue a press release or other public announcement, as required by applicable law, and the Offer will remain open for the five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section III.9 may be challenged by an Eligible Holder only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

10. Price Range of Common Stock Underlying Eligible Options

There is no established trading market for the Eligible Options. The securities underlying the Eligible Options are shares of our common stock. Our common stock currently trades on the NASDAQ Capital Market under the symbol “SGMA.”

The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the NASDAQ Capital Market:

	High	Low
Year Ended April 30, 2011:
First Quarter	$7.23	$4.89
Second Quarter	$6.90	$5.40
Third Quarter	$7.44	$5.34
Fourth Quarter	$8.94	$5.03

Year Ended April 30, 2012:
First Quarter	$5.40	$4.52
Second Quarter	$4.93	$3.15
Third Quarter	$4.12	$3.15
Fourth Quarter	$4.40	$3.66

Year Ended April 30, 2013:
First Quarter	$4.15	$3.04
Second Quarter	$5.28	$3.35
Third Quarter	$5.75	$4.01
Fourth Quarter	$6.22	$3.76

We have not paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

On September 30, 2013, the closing price of our common stock as reported by the NASDAQ Capital Market was $5.36 share.

You should obtain current market prices for our common stock before you decide whether to tender your Eligible Options.

11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options

All of our officers and non-employee directors who hold Eligible Options are eligible to participate in this Offer.

A list of our directors and executive officers who are Eligible Holders and the number of Eligible Options beneficially owned by each of them as of October 1, 2013 is attached to this Offer to Purchase as Schedule B. We also refer you to our 2013 Definitive Proxy Statement, filed with the SEC on August 15, 2013 in connection with our annual meeting of stockholders, for information concerning agreements, arrangements and understandings between us and other persons with respect to our common stock. A copy of our 2013 Definitive Proxy Statement can be found on the SEC’s web site at www.sec.gov and on our web site, www.sigmatronintl.com, and is incorporated by reference into this document. Except as otherwise provided herein information in, or accessible through, the Company’s web site is not part of this Offer to Purchase, nor is such content incorporated by reference herein.

As of October 1, 2013, our executive officers and directors who are Eligible Holders, as a group, held Eligible Options to purchase an aggregate of 235,000 shares of our common stock. Schedule B lists the Eligible Options held by each executive officer and director who is an Eligible Holder as of October 1, 2013.

Our executive officers and directors have not been involved in any transactions, such as a grant, exercise or cancellation, involving our stock options during the sixty days preceding the date of this Offer.

12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

Eligible Options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options which is expected to occur promptly after the Expiration Time. The Eligible Options that we purchase in this Offer will be returned to the pool of shares available for future grant under the respective Eligible Plans, without further shareholder action, and except as required by applicable law or the NASDAQ Stock Market rules or any stock exchange on which our common stock is then quoted or listed.

If all Eligible Options were purchased pursuant to this Offer, the aggregate Cash Payments would total approximately $301,500.00. The aggregate amount of the Cash Payments made in exchange for Eligible Options will be charged to shareholders’ equity to the extent that the amount does not exceed the fair value of the Eligible Options accepted for payment, as determined at the purchase date. Any amounts paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense. Accounting for the purchase will be reflected on our consolidated financial statements for the quarter in which the purchase is completed, which we expect to be in the second quarter of our 2014 fiscal year.

13. Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Options or the payment of the Cash Payments for Eligible Options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of and payment for Eligible Options tendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the Cash Payment is subject to the conditions described in Section III.9.

14. Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for asking Eligible Holders to tender Eligible Options under the Offer.

15. Source and Amount of Consideration

The Offer is not subject to any financing condition or contingency. We anticipate paying the Cash Payments and related fees and expenses from available cash on hand together with funds from our borrowing capacity available under the Company’s $30 million senior secured credit facility with Wells Fargo Bank, N.A. As of October 1, 2013, Eligible Options to purchase up to 395,190 shares of our common stock were outstanding. If all Eligible Options are purchased pursuant to this Offer, the aggregate Cash Payments would total approximately $301,500.00.

16. Information Concerning the Company

We operate in one business segment as an independent provider of electronic manufacturing services (“EMS”), which includes printed circuit board assemblies and completely assembled (box-build) electronic products. In connection with the production of assembled products, we also provide services to our customers, including (1) automatic and manual assembly and testing of products; (2) material sourcing and procurement; (3) design, manufacturing and test engineering support; (4) warehousing and shipment services; and (5) assistance in obtaining product approval from governmental and other regulatory bodies. We provide these manufacturing services through an international network of facilities located in the United States, Mexico, China, Vietnam, and Taiwan.

Our manufacturing and assembly services range from the assembly of individual components to the assembly and testing of box-build electronic products. We have the ability to produce assemblies requiring mechanical as well as electronic capabilities. The products are then incorporated into finished products sold in various industries, particularly appliance, consumer electronics, gaming, fitness, industrial electronics, medical/life sciences, semiconductor, telecommunications, and automotive.

We operate manufacturing facilities in Elk Grove Village, Illinois; Union City, California; Acuna, Tijuana and Chihuahua, Mexico; and Suzhou-Wujiang, China. In addition, we maintain materials sourcing offices in Elk Grove Village, Illinois; Union City, California; Taipei, Taiwan; and suburban Ho Chi Minh City, Vietnam. We also have warehouses in Del Rio and El Paso, Texas and a design and test facility in Elgin, Illinois.

The Company expects continuing pressures on margins until the economy starts a sustained recovery. The Company is hopeful to see that start during fiscal year 2014. Until that time, the Company will continue to carefully manage its cost structure.

Our Corporate Headquarters is located at 2201 Landmeier Road, Elk Grove Village, Illinois 60007. Our telephone number is 847-956-8000. Additional information concerning us can be found on our website at www.sigmatronintl.com. Unless otherwise provided herein, information in, or accessible through, the Company’s web site is not part of this Offer to Purchase, nor is such content incorporated herein by reference.

17. Corporate Plans, Proposals and Negotiations

Our management and Board of Directors continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time, we may be engaged in discussions with respect to various corporate transactions and governance matters, including possible changes to charter documents and governance policies. We also grant stock options in the ordinary course of business to certain current and new employees, including our officers and directors. Our employees, including our officers and directors, from time to time acquire or dispose of our securities.

At the 2013 Annual Meeting of Stockholders held on September 20, 2013, the stockholders of the Company approved the 2013 Non-Employee Directors Restricted Stock Plan (the “Plan”). Subsequently, the Board of Directors approved a grant of 1,500 shares of common stock, all of which are subject to the vesting requirements set forth in the Plan, to each of the five non-employee directors to be granted to such directors on October 1, 2013.

Subject to the foregoing and except as otherwise disclosed in this Offer or in our filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization;

•	any change to the present Board of Directors or management of the Company, including, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from the NASDAQ Capital Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in our certificate of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

18. Additional Information

On October 1, 2013, we filed a Tender Offer Statement on Schedule TO with the SEC, of which this document is a part, with respect to the Offer (“Schedule TO”). This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to participate in the Offer.

We also recommend that, in addition to this document and the Schedule TO, you review the following materials, which we have filed with the SEC and incorporate by reference into this document, before making a decision on whether to participate in the Offer and tender your Eligible Options for cancellation and purchase:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 2013, filed with the SEC on July 26, 2013;

•	our Quarterly Report for quarter ended January 31, 2013, filed with the SEC on March 15, 2013;

•	our Quarterly Report for quarter ended July 31, 2013, filed with the SEC on September 12, 2013;

•	the Definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, filed with the SEC on August 15, 2013;

•	our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations, except as indicated) filed with the SEC on September 11, 2012, December 12, 2012, February 6, 2013, March 13, 2013, May 23, 2013, July 23, 2013, September 11, 2013, and September 25, 2013;

•	the description of our common stock set forth in our Registration Statement on Form S-1 (File No. 33-72100).

You also may want to review any filings we make with the SEC after the date of this Offer to Purchase.

You can receive copies of these filings and other information, at prescribed rates, from the SEC by addressing written requests to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. In addition, you can read such reports, proxy and information statements, and other information at the public reference facilities at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available to the public on the web site of the SEC at www.sec.gov.

We will also provide without charge to each person to whom we deliver a copy of this Offer to Purchase, upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to Linda K. Frauendorfer at our Corporate Headquarters, by phone at 847-956-8000, or by email at linda.frauendorfer@sigmatronintl.com.

As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Purchase, you should rely on the statements made in the most recent document.

The information contained in this Offer to Purchase should be read together with the information contained in the documents to which we have referred you.

19. Miscellaneous; Forward-Looking Statements

This Offer to Purchase contains, or incorporates by reference, forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and often include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Such statements are based upon the current beliefs and expectations of Company management, and current market conditions, which are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Factors that could cause such differences include market, credit, operational, regulatory, strategic, liquidity, capital and economic factors as discussed in our Annual Report on Form 10-K for the fiscal year ended April 30, 2013, and in other periodic reports filed with the SEC.

Neither our management nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation, or information as having been authorized by us.

This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

The Company recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors, and you should consult your personal advisors, including your financial, legal and tax advisors to address questions about your financial or tax situation and to determine the consequences of electing or declining to participate in the offer.

SIGMATRON INTERNATIONAL, INC.

October 1, 2013

SCHEDULE A

CASH PAYMENT FOR EACH ELIGIBLE OPTION

We are offering a Cash Payment in the amount set forth below for each share of SGMA common stock for which an Eligible Option is exercisable. “Eligible Options” are the grant dates and exercise prices indicated in the table below.

Option Plan	Grant Date	Date Vested	Exercise Price	Per Share Cash Payment
1993 Employee Stock Option Plan	9/16/2005	9/16/2005	$9.17	$0.80

1993 Employee Stock Option Plan	9/16/2005	9/16/2006	$9.17	$0.80

2004 Employee Stock Option Plan	9/16/2005	9/16/2005	$9.17	$0.80

2004 Employee Stock Option Plan	12/14/2006	12/14/2007	$10.12	$1.15

2004 Employee Stock Option Plan	01/02/2007	01/02/2006	$9.20	$1.35

2004 Employee Stock Option Plan	09/21/2007	09/21/2007	$11.56	$1.34

2000 Directors’ Stock Option Plan	9/17/2004	9/17/2004	$11.00	$0.18

2004 Directors’ Stock Option Plan	9/16/2005	9/16/2005	$9.17	$0.80

SCHEDULE B

INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Number of Shares Underlying Options Beneficially Held	Percentage of Shares Underlying Outstanding Options	Number of Shares Underlying Eligible Options Subject to Offer	Percentage of Shares Underlying Eligible Options Subject to Offer
Gary R. Fairhead	Chairman of the Board, President and CEO	30,000	5.6%	30,000	7.6%
Gregory A. Fairhead	Executive VP and Asst. Secretary	27,500	5.1%	27,500	7.0%
Linda K. Frauendorfer	CFO, VP Finance, Treasurer and Secretary	25,000	4.6%	25,000	6.3%
John P. Sheehan	VP, Director of Supply Chain and Asst. Secretary	25,000	4.6%	25,000	6.3%
Hom-Ming Chang	VP, China Operations	20,000	3.7%	20,000	5.1%
Rajesh B. Upadhyaya	Executive VP, West Coast Operations	22,500	4.2%	22,500	5.7%
Daniel P. Camp	VP, Acuna Operations	25,000	4.6%	25,000	6.3%
Dilip S. Vyas	Director	10,000	1.9%	10,000	2.5%
Thomas W. Rieck	Director	10,000	1.9%	10,000	2.5%
Franklin D. Sove	Former Director	10,000	1.9%	10,000	2.5%
John P. Chen	Former Director	10,000	1.9%	10,000	2.5%
Carl Zemenick	Former Director	10,000	1.9%	10,000	2.5%
William B. McClelland	Former Director	10,000	1.9%	10,000	2.5%

The address of each executive officer and director is c/o SigmaTron International, Inc., 2201 Landmeier Road, Elk Grove Village, Illinois 60007, and the telephone number of each executive officer and director is 847-956-8000. The information set forth in this table is as of October 1, 2013.